Exhibit 99.1
1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater Trading statement and operating update for the six months ended 30 June 2021

Johannesburg, 5 August 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to provide a trading statement and operating update for the six months ended 30 June 2021 (H1 2021 or the period).
In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the
JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported upon, will differ by at least 20% from the financial results for the previous corresponding reporting period.
Trading statement for H1 2021
The Group advises that it expects more than 162% increase in profit attributable to the owners of the Group to between R24,588 million (US$1,690 million) and R25,084 million (US$1,724 million) for H1 2021, compared to R9,385 million (US$563 million) for the six months ended 30 June 2020 (H1 2020).
Earnings per share (EPS) and Headline earnings per share (HEPS), are both expected to increase by over 138% for H1 2021 compared with H1 2020. EPS and HEPS are expected to be between 835 SA cents (57 US cents) and 852 SA cents (59 US cents) compared with EPS of 351 SA cents (21 US cents)
and HEPS of 350 SA cents (21 US cents) for H1 2020.
The significant increase in profit attributable to owners, basic earnings and headline earnings for the period compared to the comparative period in 2020 is mainly attributed to the following:
•
Higher production from both the SA PGM and SA gold operations following the COVID-19 hard lockdown that impacted the operations in H1 2020 and successful measures which were implemented to reduce the impact of the ongoing pandemic on continued production
•
A higher average PGM basket price
•
Lower outstanding debt resulting in a decrease in finance expenses
These increases were partially offset by the following:
•
Higher mining and income taxes due to increased profitability
•
Higher royalty taxes for the South African operations mainly attributable to the increase in revenue
•
An increase in fair value losses on financial instruments
•
Loss on initial recognition of the Marikana BEE cash-settled share-based payment obligation, following the Marikana BEE restructure transaction
•
A 13% strengthening of the R/US$ exchange rate
The conversion of rand amounts into US dollar is based on an average exchange rate of R14.55/US$ for
H1 2021 and R16.67/US$ for H1 2020. This is provided as supplementary information only.

The financial information on which this trading statement is based has not yet been reviewed or reported on by Sibanye-Stillwater’s auditors.
Operating update for H1 2021 compared to H1 2020

The Group again delivered a solid operating performance for the six months ended 30 June 2021, which underpinned the strong financial performance, ensuring leverage to higher precious metal prices and offsetting the impact of the 13% stronger rand against the US dollar.
4E PGM production from the SA PGM operations of 928,992 4Eoz was 41% higher than for the comparative period in 2020. Mined underground 4E PGM production increased by 43% year-on-year, to 817,369 4Eoz, with 4E PGM production from surface 34% higher at 76,796 4Eoz and third-party purchase of concentrate treated at the Marikana smelting and refining operations, increasing by 29% to 34,827 4Eoz.
Mined 2E PGM production from the US PGM operations of 298,301 2Eoz (H1 2020: 297,740 2Eoz) was flat year-on-year due to a 21-day safety related work stoppage in June 2021, which reduced production by approximately 20,000 2Eoz. Recycling increased marginally to 402,872 3Eoz.

Production at the SA gold operations (including DRDGOLD) increased by 29% to 16,138 kg (518,848 oz)
compared with H1 2020.
Results webcast and conference call

Sibanye-Stillwater will release its results for the six-months ended 30 June 2021 on Thursday, 26 August
2021 and will host a live presentation shared via a webcast (link:
https://78449.themediaframe.com/links/sibanye210826.html
) and conference call (register on:
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=4552862&li
nkSecurityString=7ab5fd95a
) at 15h00 (CAT) / 09h00 (EST) / 07h00 (MDT).
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Public Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-
looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”,
“anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation,
Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business,

political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments;
changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute;
the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility;
operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South
African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities
and Exchange Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for
the fiscal year ended 31 December 2020.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.